Exhibit 5.1

[Letterhead of McGuireWoods LLP]

September 23, 2003

Board of Directors

Circuit City Stores, Inc.

9950 Mayland Drive

Richmond, Virginia 23233-1464

Ladies and Gentlemen:

Circuit City Stores, Inc. (the “Company”) proposes to file as soon as possible with the Securities and Exchange Commission a registration statement on Form S-8 (the “Registration Statement”) relating to the Circuit City Stores, Inc. 2003 Stock Incentive Plan (the “2003 Plan”) and the Circuit City Stores, Inc. 2000 Non-Employee Directors Stock Incentive Plan (the “2000 Plan” and together with the 2003 Plan, the “Plans”). The Registration Statement covers (i) 5,000,000 shares of the Company’s common stock, par value $.50 per share (the “2003 Plan Common Stock”), which have been reserved for issuance under the 2003 Plan, (ii) 43,893 shares of the Company’s common stock, par value $.50 per shares (the “2000 Plan Common Stock” and together with the 2003 Plan Common Stock, the “Common Stock”), which have been reserved for issuance under the 2000 Plan, and (iii) Rights to purchase the Company’s Preferred Stock, Series E, par value $20 per share, attached in equal number to the shares of Common Stock (the “Rights”).

In rendering this opinion, we have examined such certificates of public officials, certificates of officers of the Company, documents and records of the Company (or copies of such documents and records certified to our satisfaction) and such other documents, certificates, records and papers as we have deemed necessary as a basis for such opinion.

Based on the forgoing and on such legal considerations as we deem relevant, we are of the opinion that:

1. The Common Stock has been duly authorized, and, when issued and delivered in accordance with the terms and provisions of the 2003 Plan or the 2000 Plan, as the case may be, will be validly issued, fully paid and nonassessable.

2. All corporate action required under the laws of the Commonwealth of Virginia has been taken for the Rights, if and when issued pursuant to the terms and provisions of the Third Amended and Restated Rights Agreement, dated October 1, 2002 (the “Rights Agreement”), between the Company and Wells Fargo Bank Minnesota, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, to be validly issued; and the Rights, when so issued, will be binding obligations of the Company under Virginia law.

The opinion set forth in paragraph 2 concerning the Rights is limited to the valid issuance of the Rights under the Virginia Stock Corporation Act and the binding effect of the Rights under the contract law of Virginia, the law governing the Rights Agreement. In this connection, we have not been asked to, and accordingly do not, express any opinion herein with respect to any other aspect of the Rights.

The opinions set forth above are limited to matters of Virginia and federal law in effect on the date hereof.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and in any amendment thereto. We do not admit by giving this consent that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/    McGuireWoods LLP

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